Exhibit 99.1

Termination of Forward Purchase Contract with Zhu Hai Quan Shi Investment Management Ltd.

SHENZHEN, China, April 14, 2020 (GLOBE NEWSWIRE) -- Meten EdtechX Education Group Ltd. (“Meten EdtechX” or the “Company”), a leading English language training service provider in China, announces that it has terminated a forward purchase contract with Zhu Hai Quan Shi Investment Management Ltd (as amended, the “Forward Purchase Contract”).

In March 2020, Zhu Hai Quan Shi Investment Management Ltd. (“Zhu Hai Quan Shi”) agreed to purchase 400,000 ordinary shares of Meten EdtechX Education Group Ltd. for a purchase price of $10.00 per share in a private placement (the “$4 million PIPE”).

According to the terms and conditions of the Forward Purchase Contract, Zhu Hai Quan Shi was required to pay the purchase price of $4,000,000 by an early April 2020 deadline that was agreed among the parties. As a result of the failure by Zhu Hai Quan Shi to pay the purchase price by the agreed deadline, the Company has decided to terminate the Forward Purchase Contract.

As a result of the failure to consummate the $4 million PIPE, the Company will issue an aggregate of 192,308  ordinary shares to the three founder shareholders of the Company in lieu of the $2,000,000 cash consideration that such shareholders have elected to receive in connection with the business combination involving the Company, subject to the consummation of the $4 million PIPE, as previously announced in the shell company report on Form 20FR12B filed on March 31, 2020.

All the other private placements pursuant to forward purchase contracts entered by the Company have been completed and collected in full.

About Meten EdtechX

Meten EdtechX is a leading English language training (“ELT”) service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Contact IR:
Lucy Yves Citigate Dewe Rogerson
meten@citigatedewerogerson.com